July 31, 2015

VIA EDGAR

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Pamela Long Asia Timmons-Pierce Tracey Houser Terence O’Brien

Re:	Sunrun Inc. Registration Statement on Form S-1 File No. 333-205217

Acceleration Request
	Requested Date: Requested Time:	August 4, 2015 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sunrun Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-205217) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Calise Y. Cheng at (650) 565-3890.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Sincerely,

SUNRUN INC.

/s/ Mina Kim

Mina Kim

General Counsel

cc:	Lynn Jurich, Sunrun Inc.
Bob Komin, Sunrun Inc.
Christopher Filosa, Sunrun Inc.

Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.
Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.
Calise Y. Cheng, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel G. Kelly, Jr., Davis Polk & Wardwell LLP
Sarah K. Solum, Davis Polk & Wardwell LLP